[redacted]

10029904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 01 2010
Washington, DC
110

SEC FILE NUMBER
8- 67993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foundation Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 1601
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — **(212) 897-1688** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foundation Markets Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

Statement of Financial Condition

December 31, 2009

(With Independent Auditors' Report Thereon)

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

DECEMBER 31, 2009

INDEX

MALONEBAILEY LLP
CERTIFIED PUBLIC ACCOUNTING FIRM
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Foundation Markets Corporation (a Company in the Development Stage)
New York, NY

We have audited the accompanying statement of financial condition of Foundation Markets Corporation (a Company in the Development Stage) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Foundation Markets Corporation (a Company in the Development Stage) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey LLP

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 31, 2010

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash	$	26,933
Prepaid expenses		3,400
TOTAL ASSETS	$	30,333
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	2,350
TOTAL LIABILITIES		2,350
Commitments and contingent liabilities (Note 7)		-
Stockholder's equity		
Common stock, no par value, 3,000 shares authorized, 1,256 shares issued and outstanding		-
Additional paid-in capital		194,360
Accumulated deficit		(166,377)
Total Stockholder's Equity		27,983
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	30,333

The accompanying notes are an integral part of these financial statements.

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Foundation Markets Corporation (the "Company") incorporated July 8, 2008 in the State of New York. On June 3, 2009, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Foundation Financial Holdings Corporation, a Canadian corporation.

The Company acts as a broker for institutional customers in the purchase and sale of private placement securities.

Since July 8, 2008 (inception) the Company has been in the development stage.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition

The Company records commissions and any related expenses on a trade date basis.

Cash

All cash deposits are held by one financial institution and therefore are subject to credit risk at that financial institution. Management does not believe there to be any significant risk with respect to these deposits.

Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities, and are measured using the tax rates expected to be in effect when the differences reverse. Deferred tax assets are also recognized for operating loss and tax credit carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is used to reduce deferred tax assets when uncertainty exists regarding their realization.

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 3- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the ratio is 8 to 1 for the first year of FINRA membership) and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $24,583, which was $19,583 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0956 to 1.

NOTE 4- INCOME TAXES

At December 31, 2009, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $166,000 which will begin to expire, if unused, beginning in 2027. The Company has taken a full valuation allowance against the corresponding deferred tax asset of approximately $56,000.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is currently utilizing office space provided by its FINOP. Rent expense for the year ended December 31, 2009 was $29,400.

NOTE 6- COMMON STOCK TRANSACTIONS

During the year ended December 31, 2009, the Company sold 1,256 shares of common stock for $108,596 to its parent company. Also, the Company issued 800 shares for settlement of $79,960 of debt to its parent company.

NOTE 7- RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company received $34,980 in loans from its parent company. These amounts were included in the debt settlement noted above (see Note 6). In addition, the Company utitlizes office space provided by an officer (see Note 5).

NOTE 8- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 31, 2010, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.